ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-155535 Dated September 1, 2010

JPMorgan Chase & Co. Autocallable Optimization Securities with Contingent Protection
Linked to the common stock of Oracle Corporation due on or about September 16, 2011

Investment Description

Autocallable Optimization Securities with Contingent Protection, which we refer to as the “Notes,” are unsecured and unsubordinated notes issued by JPMorgan Chase & Co. (“the Issuer”) linked to the performance of the common stock of a specific company (the “Underlying Stock”). The Notes are designed for investors who want to express a neutral to bullish view of the Underlying Stock. If the closing price of one share of the Underlying Stock on any Observation Date is at or above the Initial Share Price (subject to adjustments, in the sole discretion of the calculation agent, in the case of certain corporate events described in the accompanying product supplement no. UBS-13-A-I under “General Terms of Notes — Anti-Dilution Adjustments”), the Notes will be automatically called for an annualized return of 15.00 to 19.00%. The actual annualized return upon which the returns on Call Settlement Dates are based will be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, in which case you will lose 1% of your principal for every 1% that the Final Share Price is less than the Initial Share Price. Investing in the Notes involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the Notes to maturity, and any payment on the Notes including any contingent protection is subject to the creditworthiness of the Issuer.

Features

❑	Tactical Investment Opportunity: If you believe the Underlying Stock will be flat or appreciate in value over the term of the Notes but are unsure about the exact timing or magnitude of the appreciation, the Notes provide an opportunity to generate returns based on this market view. The Notes will be automatically called for the principal amount plus the applicable Call Return if the closing price of one share of the Underlying Stock on any Observation Date is equal to or greater than the closing price of one share of the Underlying Stock on the Trade Date. If the Notes are not called, investors will have downside market exposure to the Underlying Stock at maturity, subject to the contingent protection feature.
❑	Contingent Protection Feature: If you hold the Notes to maturity and the Final Share Price is not below the Trigger Price on the Final Valuation Date, you will receive at least your initial investment back, subject to the creditworthiness of the Issuer. If the Final Share Price of one share of the Underlying Stock is less than the Trigger Price on the Final Valuation Date, your Notes will be fully exposed to any decline in the closing price of one share of the Underlying Stock on the Final Valuation Date relative to the Initial Share Price, and you could lose some or all of your principal amount.

Key Dates

Trade Date[1]	September 10, 2010
Settlement Date[1]	September 15, 2010
Final Valuation Date[2]	September 12, 2011
Maturity Date[2]	September 16, 2011
CUSIP:	46634X708
ISIN:	USS46634X7084
[1]	Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.
[2]	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-13-A-I

Note Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the common stock of Oracle Corporation. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Stock	Call Return rate*,**	Initial Share Price**	Trigger Price**	CUSIP	ISIN

Common Stock of Oracle Corporation	15.00% to 19.00% p.a.	$•	80% of the Initial Share Price	46634X708	USS46634X7084

*	Annualized.
**	The actual Call Return rate, Initial Share Price and Trigger Price for the Notes will be determined on the Trade Date. The Trigger Price may be rounded up to the nearest cent.

See “Additional Information about JPMorgan Chase & Co. and the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-13-A-I dated May 4, 2010 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-13-A-I for risks related to investing in the Notes. The terms of the Notes as set forth in this free writing prospectus, to the extent they differ or conflict with those set forth in product supplement no. UBS-13-A-I, will supersede the terms set forth in product supplement no. UBS-13-A-I. In particular, please refer to “Additional Terms Specific to the Notes” in this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-13-A-I. Any representation to the contrary is a criminal offense.

	Price to Public(1)		Fees and Commissions(2)		Proceeds to Us
Offering of Notes	Total	Per Note	Total	Per Note	Total	Per Note

Notes Linked to Oracle Corporation		$10		$0.125		$9.875

(1)	The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-13-A-I.

(2)	UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term “JPMorgan Chase & Co.” Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-13-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-13-A-I dated May 4, 2010. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. UBS-13-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

®	Product supplement no. UBS-13-A-I dated May 4, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210001818/e38645_424b2.pdf

®	Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

®	Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Terms Specific to the Notes

For purposes of the Notes offered by this free writing prospectus, notwithstanding anything to the contrary set forth under “General Terms of Notes — Calculation Agent” in the accompanying product supplement no. UBS-13-A-I, all calculations with respect to the Trigger Price may be rounded up to the nearest cent (e.g., $0.761 is $0.77).

Investor Suitability

The Notes may be suitable for you if, among other considerations:

®	You believe the closing price of one share of the Underlying Stock will not be below the Trigger Price on the Final Valuation Date.

®	You are willing to expose your principal to the full downside performance of the Underlying Stock, if the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date.

®	You believe the closing price of one share of the Underlying Stock will be at or above the Initial Share Price on any Observation Date, including the Final Valuation Date.

®	You believe the closing price of one share of the Underlying Stock will remain stable for the term of the Notes and will close at or above the Initial Share Price on the Final Valuation Date.

®	You are willing to hold Notes that will be called on the earliest Observation Date on which the closing price of one share of the Underlying Stock is at or above the Initial Share Price, and you are otherwise willing and able to hold the Notes to maturity.

®	You are willing to make an investment the return of which is limited to the pre-specified returns on Call Settlement Dates based on an annualized return of 15.00% to 19.00%. The actual annualized return upon which the Returns on Call Settlement Dates are based will be determined on the Trade Date.

®	You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, any, at which JPMS is willing to trade the Notes.

®	You do not seek current income from this investment.

®	You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

®	You believe the closing price of one share of the Underlying Stock will be below the Trigger Price on the Final Valuation Date and that at maturity the Stock Return will be negative.

®	You seek an investment that is 100% principal protected.

®	You are not willing to make an investment in which you could lose up to 100% of your principal amount.

®	You seek an investment the return of which is not limited to the pre-specified returns on Call Settlement Dates based upon an annualized return of 15.00% to 19.00%. The actual annualized return upon which the Returns on Call Settlement Dates are based will be determined on the Trade Date.

®	You are unwilling or unable to hold Notes that will be called on any Observation Date on which the closing price of one share of the Underlying Stock is at or above the Initial Share Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

®	You prefer to receive dividends paid on the Underlying Stock.

®	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

®	You seek current income from this investment.

®	You are unwilling or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

®	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 6 of this free writing prospectus and “Risk Factors” in the accompanying product supplement no. UBS-13-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.

Underlying Stock	Common Stock of Oracle Corporation

Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)

Term	12 months, unless called earlier

Call Feature	The Notes will be called if the closing price of one share of the Underlying Stock on any Observation Date is equal to or above the Initial Share Price.

Observation Dates†	October 12, 2010
November 10, 2010
December 10, 2010
January 10, 2011
February 10, 2011
March 10, 2011
April 11, 2011
May 10, 2011
June 10, 2011
July 11, 2011
August 10, 2011
September 12, 2011 (Final Valuation Date)

Call Settlement Dates	4th business day following the applicable Observation Date, except that the Call Settlement Date for the Final Valuation Date is the Maturity Date.

Returns on Call Settlement Dates/Call Prices	If the Notes are called, on the applicable Call Settlement Date, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Returns on Call Settlement Dates will be based upon an annualized return of 15.00% to 19.00%. The actual annualized return upon which the Returns on Call Settlement Dates are based will be determined on the Trade Date.

	Return on Call	Call Price
Observation Date†	Settlement Dates	(per $10)
October 12, 2010	1.25000% to 1.58333%	$10.1250 to $10.1583
November 10, 2010	2.50000% to 3.16667%	$10.2500 to $10.3167
December 10, 2010	3.75000% to 4.75000%	$10.3750 to $10.4750
January 10, 2011	5.00000% to 6.33333%	$10.5000 to $10.6333
February 10, 2011	6.25000% to 7.91667%	$10.6250 to $10.7917
March 10, 2011	7.50000% to 9.50000%	$10.7500 to $10.9500
April 11, 2011	8.75000% to 11.08333%	$10.8750 to $11.0833
May 10, 2011	10.00000% to 12.66667%	$11.0000 to $11.2667
June 10, 2011	11.25000% to 14.25000%	$11.1250 to $11.4250
July 11, 2011	12.50000% to 15.83333%	$11.2500 to $11.5833
August 10, 2011	13.75000% to 17.41667%	$11.3750 to $11.7417
September 12, 2011	15.00000% to 19.00000%	$11.5000 to $11.9000
(Final Valuation Date)

Payment at Maturity (per $10 Note)

If the Notes are not automatically called and the closing price of one share of the Underlying Stock is not below the Trigger Price on the Final Valuation Date, you will receive a cash payment at maturity equal to $10 per $10 principal amount Note.

If the Notes are not automatically called and the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date, you will receive a cash payment at maturity per $10 principal amount Note equal to:
$10 x (1 + Stock Return)
In this case, you may lose all or a substantial portion of your principal amount, depending on how much the closing price of one share of the Underlying Stock has declined on the Final Valuation Date relative to the Initial Share Price.

Stock Return	Final Share Price – Initial Share Price Initial Share Price

Initial Share Price††	The closing price of one share of the Underlying Stock on the Trade Date

Final Share Price	The closing price of one share of the Underlying Stock on the Final Valuation Date

Trigger Price††*	80% of the Initial Share Price

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Call Feature” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. UBS-13-A-I
††	Subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock as described under “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. UBS-13-A-I. The Trigger Price may be rounded up to the nearest cent.
*	Contingent protection is provided by JPMorgan Chase & Co. and, therefore, is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when they become due.

Determining Payment upon Automatic Call or at Maturity

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the closing price of one share of the Underlying Stock relative to the Initial Share Price. We cannot predict the Final Share Price or the closing price of one share of the Underlying Stock on any of the Observation Dates (including the Final Valuation Date). You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Underlying Stock. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment upon an automatic call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes, based on the following assumptions (actual Initial Share Price, Trigger Price, returns on Call Settlement Dates and Call Prices for the Notes will be set on the Trade Date):

Investment Term:	12 months (unless earlier called)
Hypothetical Initial Share Price:	$22.00
Hypothetical Trigger Price:	$17.60 (80% of the Initial Share Price)
Hypothetical Returns on Call Settlement Dates and Call Prices:

Observation Dates	Call Returns*	Call Price*
October 12, 2010	1.41667%	$10.1417
November 10, 2010	2.83333%	$10.2833
December 10, 2010	4.25000%	$10.4250
January 10, 2011	5.66667%	$10.5667
February 10, 2011	7.08333%	$10.7083
March 10, 2011	8.50000%	$10.8500
April 11, 2011	9.91667%	$10.9917
May 10, 2011	11.3333%	$11.3333
June 10, 2011	12.75000%	$11.2750
July 11, 2011	14.16667%	$11.4167
August 10, 2011	15.58333%	$11.5833
September 12, 2011 (Final Valuation Date)	17.00000%	$11.7000

*	Based on a hypothetical return on Call Settlement Dates of 17.00% per annum (the midpoint of the range of 15.00% to 19.00%). The actual annualized return upon which the Call Returns are based will be set on the Trade Date and will be between 15.00% and 19.00%. If the actual annualized return as determined on the Trade Date is less than 17.00%, your return, if any, will be lower than the applicable return shown above.

Example 1 — The closing price of one share of the Underlying Stock increases above the Initial Share Price to $25.00 on the first Observation Date — the Notes are called.

Because the closing price of one share of the Underlying Stock on the first Observation Date is at or above the Initial Share Price, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.1417 per Note, representing a 1.41667% return on the Notes. As long as the Underlying Stock closes at or above the Initial Share Price on any of the twelve Observation Dates, you will receive the applicable Call Price, regardless of whether or not the Underlying Stock would have closed below the Trigger Price on the Final Valuation Date.

Example 2 — The closing price of one share of the Underlying Stock on each of the first eleven Observation Dates is below the Initial Share Price and rises above the Initial Share Price to $25.00 on the Final Valuation Date — the Notes are called.

Although the closing price of one share of the Underlying Stock on each of the first eleven Observation Dates is below the Initial Share Price, the closing price of one share of the Underlying Stock on the Final Valuation Date is above the Initial Share Price, and the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $11.70 per Note, representing a 17.00% return on the Notes.

Example 3 — The closing price of one share of the Underlying Stock is below the Initial Share Price on all twelve Observation Dates but the closing price of one share of the Underlying Stock is $18.00, which is not below the Trigger Price on the Final Valuation Date — the Notes are NOT called.

Because the closing price of one share of the Underlying Stock on all twelve Observation Dates is below the Initial Share Price, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the closing price of one share of the Underlying Stock has not declined below the Trigger Price on the Final Valuation Date, you will receive the principal amount of $10.00 per Note at maturity (a zero return).

Example 4 — The closing price of one share of the Underlying Stock is below the Initial Share Price on all twelve Observation Dates. In addition, the closing price of one share of the Underlying Stock falls below the Trigger Price to $8.80 on the Final Valuation Date — the Notes are NOT called.

Because the closing price of one share of the Underlying Stock on all twelve Observation Dates is below the Initial Share Price, the Notes are not automatically called. Furthermore, because the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will lose contingent protection and will be fully exposed to any amount by which the Final Share Price is below the Initial Share Price. Therefore, the return on the Notes is –60.00%. Expressed as a formula:

Stock Return = (8.80 – 22.00) / 22.00 = -60.00%
Payment at Maturity = $10 x (1 + -60%) = $4.00

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the closing price of one share of the Underlying Stock is below the Trigger Price on the Final Valuation Date, the contingent protection feature is lost and you are fully exposed to any decreases in the closing price of one share of the Underlying Stock on the Final Valuation Date relative to the Initial Share Price and you will lose some or all of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. UBS-13-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the Notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlying Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. UBS-13-A-I.

Risks Relating to the Notes Generally

®	Your Investment in the Notes May Result in a Loss: If the Notes are not automatically called and the Final Share Price is less than the Trigger Price, you will lose 1% of your principal for every 1% that the Final Share Price is less than the Initial Share Price.

®	Limited Return on the Notes: Your potential gain on the Notes will be limited by the applicable Call Price, regardless of the appreciation in the closing price of one share of the Underlying Stock, which may be significant. Because the closing price of one share of the Underlying Stock at various times during the term of the Notes could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Underlying Stock.

®	Credit Risk of JPMorgan Chase & Co.: The Notes are unsecured and unsubordinated debt obligations of the issuer, JPMorgan Chase & Co., and will rank pari passu with all of our other unsecured and unsubordinated obligations. The Notes are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any element of protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive any element of protection or any amounts owed to you under the terms of the Notes.

®	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Underlying Stock, including extending loans to, or making equity investments in, the issuer of the Underlying Stock or providing advisory services to the issuer of the Underlying Stock. As a prospective purchaser of the Notes, you should undertake an independent investigation of the issuer of the Underlying Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

®	Reinvestment Risk: If your Notes are called early, the holding period over which you would receive the per annum return of 15.00% to 19.00% (actual annualized return to be determined on the Trade Date) could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are called prior to the maturity date.

®	Single Stock Risk: The price of the Underlying Stock can rise or fall sharply due to factors specific to that Underlying Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying Stock and its issuer, please see “The Underlying Stock” and “Oracle Corporation” in this free writing prospectus and the issuer’s SEC filings referred to in those sections.

®	Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity: While the payment on any Call Settlement Date or at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS’s commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS’s commission and our hedging costs, including those set forth under “Many Economic and Market Factors Will Influence the Value of the Notes” below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

®	Your Contingent Protection May Terminate on the Final Valuation Date: If the Notes are not called and the closing price of one share of the Underlying Stock has declined below the Trigger Price on the Final Valuation Date, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Underlying Stock. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. If these Notes had a full protection feature that was not contingent, under the same scenario, you would have received the full principal amount of your Notes at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes non-contingent protection.

®	Contingent Protection Applies Only If You Hold the Notes to Maturity: You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have protection for any decline in the price of the Underlying Stock.

®	The Probability That the Final Share Price Will Fall Below the Trigger Price on the Final Valuation Date Will Depend on the Volatility of the Underlying Stock: “Volatility” refers to the frequency and magnitude of changes in the price of the Underlying Stock. If the Underlying Stock has historically experienced significant volatility, there is a higher probability that the Final Share Price will fall below the Trigger Price on the Final Valuation Date. As a result, you may lose some or all of your investment.

®	No Dividend Payments or Voting Rights in the Underlying Stock: As a holder of the Notes, you will not have any ownership interest or rights in the Underlying Stock, such as voting rights or dividend payments. In addition, the issuer of the Underlying Stock will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Underlying Stock and the Notes.

®	No Affiliation with the Underlying Stock Issuer: We are not affiliated with the issuer of the Underlying Stock. We assume no responsibility for the adequacy of the information about the Underlying Stock issuer contained in this free writing prospectus or in product supplement no. UBS-13-A-I. You should make your own investigation into the Underlying Stock and its issuer. We are not responsible for the Underlying Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

®	No Assurances of a Flat or Bullish Environment: While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

®	No Periodic Interest Payments: You will not receive any periodic interest payments on the Notes.

®	Lack of Liquidity: The Notes will not be listed on any securities exchange. JPMS intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMS is willing to buy the Notes.

®	Anti-Dilution Protection Is Limited and May Be Discretionary: Although the calculation agent will adjust the Initial Share Price and Trigger Price for certain corporate events (such as stock splits and stock dividends) affecting the Underlying Stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the Underlying Stock. If an event occurs that does not require the calculation agent to adjust the Initial Share Price and the Trigger Price, the market value of your Notes and the payment at maturity may be materially and adversely affected. You should also be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from what is described in the accompanying product supplement as it deems necessary to ensure an equitable result. Subject to the foregoing, the calculation agent is under no obligation to consider your interests as a holder of the Notes in making these determinations.

®	Hedging and Trading in the Underlying Stock: While the Notes are outstanding, we or any of our affiliates may carry out hedging activities related to the Notes, including in the Underlying Stock or instruments related to the Underlying Stock. We or our affiliates may also trade in the Underlying Stock or instruments related to the Underlying Stock from time to time. Any of these hedging or trading activities as of the Trade Date and during the term of the Notes could adversely affect our payment to you at maturity.

®	Potentially Inconsistent Research, Opinions or Recommendations by JPMS, UBS or Their Affiliates: JPMS, UBS or their affiliates may publish research, express opinions or provide recommendations (for example, with respect to the issuer of the Underlying Stock) that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations may or may not recommend that investors buy or hold the Underlying Stock and could affect the value of the Underlying Stock, and therefore the market value of the Notes.

®	Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

®	Potential JPMorgan Chase & Co. Impact on Market Price of Underlying Stock: Trading or transactions by JPMorgan Chase & Co. or its affiliates in the Underlying Stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Underlying Stock may adversely affect the market price of the Underlying Stock and, therefore, the market value of the Notes.

®	Market Disruptions May Adversely Affect Your Return: The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Underlying Stock on an Observation Date, determining if the Notes are to be automatically called, calculating the Stock Return if the Notes are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. UBS-13-A-I.

®	Many Economic and Market Factors Will Influence the Value of the Notes: In addition to the value of the Underlying Stock and interest rates on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. UBS-13-A-I.

The Underlying Stock

Included on the following pages is a brief description of the issuer of the Underlying Stock. This information has been obtained from publicly available sources and is provided for informational purposes only. Set forth below is a table that provides the quarterly high and low closing prices for the Underlying Stock. The information given below is for the four calendar quarters in each of 2005, 2006, 2007, 2008 and 2009 and the first two calendar quarters of 2010. Partial data is provided for the third calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the Underlying Stock as an indication of future performance.

The Underlying Stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying Stock with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying Stock under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We do not make any representation that these publicly available documents are accurate or complete.

Oracle Corporation

According to its publicly available filings with the SEC, Oracle Corporation, which we refer to as Oracle, is an enterprise software company that develops, manufactures, markets, distributes and services database and middleware software, applications software and hardware systems consisting primarily of computer server and storage products. The common stock of Oracle, par value $0.01 per share, is listed on The NASDAQ Stock Market, which we refer to as the Relevant Exchange for purposes of Oracle in the accompanying product supplement no. UBS-13-A-I. Oracle’s SEC file number is 000-51788.

Historical Information of the Common Stock of Oracle

The following table sets forth the quarterly high and low closing prices for Oracle’s common stock, based on daily closing prices on the primary exchange for Oracle, as reported by Bloomberg. The closing price of the common stock of Oracle on August 30, 2010 was $22.02. The actual Initial Price will be the closing price of Oracle’s common stock on the Trade Date. We obtained the closing prices and other information below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

Since its inception, the price of the common stock of Oracle has experienced significant fluctuations. The historical performance of the common stock of Oracle should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the common stock of Oracle during the term of the Notes. We cannot give you assurance that the performance of the common stock of Oracle will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Oracle will pay in the future. In any event, as an investor in the Notes, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Oracle.

Quarter Begin	Quarter End		High Quarterly	Quarterly Low	Close

1/3/2005	3/31/2005		$13.97	$12.33	$12.48

4/1/2005	6/30/2005		$13.57	$11.54	$13.20

7/1/2005	9/30/2005		$14.04	$12.19	$12.39

10/3/2005	12/30/2005		$12.97	$11.97	$12.21

1/3/2006	3/31/2006		$13.99	$12.20	$13.69

4/3/2006	6/30/2006		$14.93	$13.18	$14.49

7/3/2006	9/29/2006		$18.23	$14.10	$17.74

10/2/2006	12/29/2006		$19.66	$17.10	$17.14

1/3/2007	3/30/2007		$18.49	$16.29	$18.13

4/2/2007	6/29/2007		$19.88	$18.14	$19.71

7/2/2007	9/28/2007		$21.99	$19.11	$21.65

10/1/2007	12/31/2007		$23.04	$19.36	$22.58

1/2/2008	3/31/2008		$23.07	$18.44	$19.56

4/1/2008	6/30/2008		$23.18	$19.84	$21.00

7/1/2008	9/30/2008		$23.52	$18.10	$20.31

10/1/2008	12/31/2008		$19.86	$15.40	$17.73

1/2/2009	3/31/2009		$18.68	$13.85	$18.07

4/1/2009	6/30/2009		$21.63	$18.07	$21.42

7/1/2009	9/30/2009		$22.86	$20.18	$20.84

10/1/2009	12/31/2009		$25.01	$20.34	$24.54

1/4/2010	3/31/2010		$26.04	$23.06	$25.69

4/1/2010	6/30/2010		$26.51	$21.46	$21.46

7/1/2010	8/31/2010	*	$24.64	$21.55	$21.88

*	As of the date of this free writing prospectus available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through August 31, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the weekly performance of Oracle’s common stock from January 7, 2000 through August 27, 2010, based on information from Bloomberg without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Past performance of the Underlying Stock is not indicative of the future performance of the Underlying Stock.

Supplemental Plan of Distribution

We have agreed to indemnify UBS and JPMS against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We will agree that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and containing the final pricing terms of the Notes.

Subject to regulatory constraints, JPMS intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. UBS-13-A-I.